UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 3)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ArQule, Inc.

(Name of Subject Company)

ArQule, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04269E107

(CUSIP Number of Class of Securities)

Paolo Pucci

Chief Executive Officer

One Wall Street

Burlington, Massachusetts 01803

(781) 994-0300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by ArQule, Inc. (“ArQule”) with the Securities and Exchange Commission (the “SEC”) on December 17, 2019, relating to the tender offer by Argon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), other than Excluded Shares (as defined in the Agreement and Plan of Merger, dated December 6, 2019, among ArQule, Parent and Purchaser, as amended or supplemented from time to time), of ArQule for a purchase price of $20.00 per Share in cash, net to the seller without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Parent and Purchaser with the SEC on December 17, 2019 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The paragraph under the heading “— Legal Proceedings” on page 40 of this Schedule 14D-9 is deleted and replaced with the following paragraph:

On December 27, 2019, two purported stockholders of ArQule filed lawsuits against ArQule and its directors in the United States District Court for the Southern District of New York, captioned Shivam Bassi v. ArQule, Inc., et al., Case No. 1:19-cv-11857 (the “Bassi Complaint”) and James Hua v. ArQule, Inc., et al., Case No. 1:19-cv-11871. On December 31, 2019, a purported stockholder of ArQule filed a lawsuit against ArQule and its directors in the United States District Court for the Southern District of New York, captioned Shiva Stein v. ArQule, Inc., et al., Case No. 1:19-cv-11930 (the “Stein Complaint”) and another purported stockholder of ArQule filed a putative class action lawsuit against ArQule, its directors, Parent and Purchaser in the United States District Court for the District of Delaware, captioned George Assad v. ArQule, Inc., et al., Case No. 1:19-cv-02383. On January 2, 2020, a purported stockholder of ArQule filed a putative class action lawsuit against ArQule, its directors, Parent and Purchaser in the United States District Court for the District of Delaware, captioned Stephen Smith v. ArQule, Inc., et al., Case No. 1:20-cv-00001. The complaints allege that, because the Schedule 14D-9 is materially deficient in certain respects, all of the defendants violated Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder. Each of the complaints seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof, and (iii) plaintiffs’ attorneys’ and experts’ fees. The Bassi Complaint and the Stein Complaint also seek damages. The defendants believe the claims asserted in the complaints are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2020	ArQule, Inc.

	By:	/s/ Peter S. Lawrence
Peter S. Lawrence President and Chief Operating Officer